BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Royce Value Trust, Inc.
Royce Global Value Trust, Inc.
Royce & Associates, LLC

Third Amended and Restated Application for an Order
pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940
granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, pursuant to Section 17(b) of the Investment Company Act of 1940
granting an exemption from Section 17(a) thereof, and pursuant to
Section 17(d) of the Investment Company Act of 1940 and
Rule 17d-1 thereunder approving certain transactions

File No. 812-13880

Please send all communications to:

Frank P. Bruno, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019-6018

Page 1 of 37 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on March 6, 2013

NY1 8506166v.10

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Third Amended and Restated Application for an Order pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940 granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, pursuant to Section 17(b) of the Investment Company Act of 1940 granting an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder approving certain transactions.

In the Matter of:	:
:
ROYCE VALUE TRUST, INC.	:
ROYCE GLOBAL VALUE TRUST, INC.	:
ROYCE & ASSOCIATES, LLC	:
:
:
:
745 Fifth Avenue	:
New York, NY 10151	:
:
:
:
File No. 812-13880

Royce Value Trust, Inc. (“Value Trust”), Royce Global Value Trust, Inc. (“Global Trust”) (each a “Fund” and together the “Funds”) and Royce & Associates, LLC (the “Adviser” and together with Value Trust and Global Trust, the “Applicants”) hereby submit this second amended and restated application for an order of the Securities and Exchange Commission (the “Commission”), (i) pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, (ii) pursuant to Section 17(b) of the 1940 Act, granting an exemption from Section 17(a) thereof, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, approving certain transactions, to permit (a) the contribution of a segment of Value Trust’s assets (which is anticipated to consist largely or exclusively of cash, short-term fixed income instruments and/or unappreciated common stock and unappreciated preferred stock (together, such unappreciated common stock and such unappreciated preferred stock are referred to herein as “Unappreciated Equity Securities”1)) having a value of approximately $100 million to Global Trust, a Maryland corporation formed on February 14, 2011 and wholly owned by Value Trust, and (b) the subsequent distribution by Value Trust of all of the shares of common stock of Global Trust to Value Trust common stockholders at an anticipated rate of one Global Trust share of common stock for every seven (7) shares of common stock held of Value Trust. The contribution of such Value Trust assets to Global Trust and the subsequent distribution of

[1]	Unappreciated Equity Securities, as such term is used herein, are common stock and preferred stock whose value at the time of the Transaction (as defined herein) are less than or equal to their cost basis for tax purposes. Appreciated equity securities are common stock and preferred stock whose value at the time of the Transaction are greater than their cost basis for tax purposes.

If any equity securities are contributed in connection with the Transaction, Unappreciated Equity Securities, rather than appreciated equity securities, would be contributed because the contribution of Unappreciated Equity Securities would not result in a negative tax effect on stockholders of either Value Trust or Global Trust. Global Trust would acquire the Unappreciated Equity Securities in the Transaction with the same or a higher tax basis (the cost basis) than the value of such securities at the time of the Transaction. Value Trust would recognize no gain or loss on the contribution, and Global Trust would recognize no gain or loss until the disposition of the securities. No tax effect would be recognized at the time of the contribution of such securities in the Transaction, and there would be no overall increase in the tax recognized at the disposition. If appreciated equity securities were contributed by Value Trust to Global Trust in the Transaction, Value Trust would recognize a gain at the time of the Transaction upon the distribution of the Global Trust Common Stock to Value Trust stockholders, and Global Trust would take the original, lower cost basis in the securities, which would result in a larger gain or smaller loss upon a disposition of the securities than it would have if it were able to use a value basis at the time of the Transaction. In effect, the contribution of appreciated equity securities would result in double taxation with respect to the appreciated equity securities.

It is contemplated that the Board of Directors of each of Value Trust and Global Trust will consider the following factors, among any others determined to be appropriate at the time, in determining that contributing Unappreciated Equity Securities in the Transaction would be appropriate and would be an element of the Transaction: (i) only Unappreciated Equity Securities consistent with Global Trust’s investment goal, policies and restrictions would be contributed; (ii) it would be more cost efficient to contribute such Unappreciated Equity Securities than for Value Trust to sell the Unappreciated Equity Securities in the open market and Global Trust to purchase the same securities in the market, incurring transaction costs; (ii) at the time of the Transaction, Global Trust will have no portfolio holdings, and the transfer of foreign securities would provide it with an initial portfolio of securities with no transaction costs incurred, and would reduce Value Trust’s portfolio holdings in foreign securities, since as a result of the Transaction, it may otherwise exceed its target level for holdings in foreign securities; (iii) including Unappreciated Equity Securities would reduce the amount of cash and short-term fixed income securities needed for the Transaction, reducing transaction costs that would be incurred if Value Trust needed to sell portfolio holdings to raise cash to contribute to Global Trust in the Transaction; and (iv) the contribution of Unappreciated Equity Securities would have no immediate tax consequences on the Funds and their stockholders.

Global Trust shares of common stock to Value Trust common stockholders are together referred to herein as the “Transaction.”

I.              Description of Applicants

Value Trust, a Maryland corporation, commenced operations on November 26, 1986 and is registered under the 1940 Act as a closed-end diversified management investment company. Value Trust’s investment goal is long-term capital growth. The Adviser normally invests at least 65% of Value Trust’s assets in the equity securities of small- and micro-cap companies, generally with stock market capitalizations from $100 million to $2.5 billion, that the Adviser believes are trading significantly below its estimate of their current worth. The Fund may also invest up to 35% of its assets in non-convertible debt. No more than 25% of the Fund’s assets may be invested in the securities of issuers headquartered outside the United States. As of December 31, 2012, Value Trust’s net assets approximated $1,082 million. Value Trust redeemed all of its outstanding preferred stock on November 15, 2012, and currently has no preferred stock outstanding. As of December 31, 2012, none of the directors or officers of Value Trust beneficially owned, individually or in the aggregate, in excess of 1% of Value Trust’s shares of common stock.

Global Trust was incorporated in Maryland on February 14, 2011 and filed a notification of registration on Form N-8A on March 11, 2011 to register under the 1940 Act as a closed-end diversified management investment company. Global Trust filed a registration statement under the Securities Act of 1933 (the “1933 Act”) on Form N-14 on March 16, 2011 (“Proxy Statement/Prospectus”) and a registration statement on Form N-2 on June 8, 2011.

The Articles of Incorporation of Global Trust authorize Global Trust to issue 50,000,000 shares of common stock, of the par value of one-tenth of one cent ($0.001) per share. Prior to the effectiveness of the Proxy Statement/Prospectus under the 1933 Act, Value Trust will purchase approximately 10,000 shares of Global Trust’s shares of common stock, par value $0.001, in consideration of Value Trust’s contribution to Global Trust of at least $100,000 initial net asset value (the “Seed Capital Shares”), in order to satisfy the requirements of Section 14(a) of the 1940 Act. Value Trust will represent that the Seed Capital Shares will be sold only pursuant to a registration statement under the 1933 Act or an applicable exemption therefrom. It is intended that the Seed Capital Shares will be included in the distribution of Global Trust’s shares of common stock to the common stockholders of Value Trust. All of the principal officers of Value Trust hold the same offices with Global Trust. All of the eight directors on the board of directors of Value Trust are directors of the eight-member board of directors of Global Trust (each such governing body, a “Board” and together, the “Boards”). Six of the eight directors, or 75%, of each Board, are directors who are not “interested persons” as defined by Section 2(a)(19) of the 1940 Act (the “Independent Directors”).

The investment goal of Global Trust is long-term growth of capital. Under normal market circumstances, the Adviser will invest at least 80% of Global Trust’s net assets in the equity securities of companies that it believes are trading significantly below its estimate of their current worth. The Adviser bases this assessment chiefly on balance sheet quality and cash flow levels. Although Global Trust may invest in the equity securities of companies of any market capitalization, the Adviser expects that generally a significant portion of Global Trust’s assets will be invested in the equity securities of micro-cap, small-cap and/or mid-cap companies with market capitalizations up to $10 billion. In contrast to Value Trust, which only invests a maximum of 25% of its assets in the securities of issuers headquartered outside the United States, Global Trust may invest without limitation in securities of foreign issuers and, under normal market circumstances, Global Trust will invest at least 65% of its net assets in equity securities of companies located in at least three countries outside of the United States. A company is deemed to be “located” outside the United States if its country of organization, its headquarters and/or the principal trading market of its stock are located outside of the United States. From time to time, a substantial portion of Global Trust’s assets may be invested in companies located in a single country, but in no event will Global Trust be invested in fewer than three different non-U.S. countries. Global Trust may also invest up to 20% of its net assets in U.S. and non-U.S. non-convertible debt. Although there are no geographic limits on Global Trust’s investments, no more than 35% of Global Trust’s net assets may be invested in the securities of companies headquartered in “developing countries,” also known as emerging markets. Generally, developing countries include every country in the world other than the United States, Canada, Japan, Australia, New Zealand, Hong Kong, Singapore, South Korea and Western European countries. In selecting securities for Global Trust, the Adviser will use a bottom-up, value approach. The Adviser will primarily focus on company-specific criteria rather than on political, economic or other country-specific factors. Global Trust does not expect to purchase or sell foreign currencies to hedge against declines in the U.S. dollar or to lock in the value of any foreign securities that it purchases.

The Adviser, a Delaware limited liability company, is an investment advisory firm whose predecessor was organized in February 1967. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940 and as of December 31, 2012, provided investment advisory services to five management investment companies with 34 portfolios, including three closed-end management investment companies.

II.            The Transaction

The Board of Value Trust determined that an investment in foreign securities could provide attractive opportunities for capital growth as well as the benefits of non-U.S. geographic diversification. The Board determined that the Transaction will provide Value Trust common stockholders with a new closed-end fund that is able to invest a significantly greater percentage of its assets in foreign securities than Value Trust currently can in order to take advantage of these potential opportunities.

To enable Value Trust’s common stockholders to participate more directly in these opportunities, the Board of Value Trust has approved, subject to the issuance of the exemptive relief sought hereby and subsequent stockholder approval, the contribution of a segment of Value Trust’s assets having a value of approximately $100 million to Global Trust, in exchange for shares of common stock of Global Trust. It is anticipated that the contributed assets will consist largely or exclusively of cash, short-term fixed income instruments and/or Unappreciated Equity Securities.2 Any Unappreciated Equity Securities contributed to Global Trust will be consistent with Global Trust’s investment goal, policies and restrictions. All the shares of common stock of Global Trust will then be distributed by Value Trust to its common stockholders. Each Value Trust common stockholder would receive one share of Global Trust for the number of whole shares of common stock of Value Trust owned on the distribution record date that will produce a total distribution of approximately $100 million. Based on the net asset valuation of Value Trust as of December 31, 2012, a contribution of assets with a value of approximately $100 million

[2]	Certain of the Unappreciated Equity Securities held by Value Trust at the time of the Transaction and contributed in the Transaction may have been initially sold pursuant to public offerings registered under the 1933 Act. However, since it is anticipated that most of the Unappreciated Equity Securities would have been issued by non-U.S. companies, they may not have been sold pursuant to public offerings in the United States registered under the 1933 Act. Nevertheless, the Unappreciated Equity Securities to be contributed in the Transaction, if any, would be publicly traded either in the United States or in markets outside of the United States and would be considered liquid securities at the time of the Transaction. The contribution or sale of most of the Unappreciated Equity Securities by Value Trust to Global Trust in the Transaction would be exempt from registration under the 1933 Act pursuant to Section 4(1) thereof (a transaction by a person other than an issuer, underwriter or dealer), and the contribution or sale of the remaining Unappreciated Equity Securities would be able to be made without registration under the 1933 Act pursuant to Rule 144A thereunder (a sale by one Qualified Institutional Buyer (as defined in Rule 144(a)(iv)) to another Qualified Institutional Buyer).

would result in a distribution of one (1) share of Global Trust for every seven (7) shares of Value Trust common stock.3

No fractional shares of Global Trust common stock will be issued as part of the distribution. The fractional shares to which holders of Value Trust common stock would otherwise be entitled will be aggregated and an attempt to sell them in the open market will be made at then prevailing prices on behalf of such holders, and such holders will receive instead a cash payment in the amount of their pro rata share of the total sales proceeds. The shares may be sold by the distribution agent, Computershare Trust Company, N.A., at a discount or a premium to net asset value; therefore, a stockholder may receive less or more than the net asset value for any such fractional shares. Thus, assuming a distribution ratio of one (1) share of Global Trust common stock for every seven (7) shares of Value Trust common stock, a person who holds a number of shares of Value Trust common stock that is not an even multiple of seven (7) will receive the appropriate number of shares of Global Trust common stock and a check for his or her pro rata share of the proceeds from sales of fractional share interests. A holder of fewer than seven (7) shares of Value Trust common stock will receive no shares of Global Trust common stock in the distribution but will be entitled only to his or her pro rata share of the proceeds from sales of fractional share interests.

[3]	Since historically the initial public offering price per share of many closed-end funds has been $10 per share, it was determined that an initial share price for Global Trust should be in the $10 range. Also, it was determined that only whole shares of Global Trust common stock would be issued and distributed for whole shares of Value Trust common stock. To arrive at the estimated price per share, the value of the assets to be contributed to Global Trust by Value Trust, approximately $100 million, was divided by 70,275,231, the number of shares of Value Trust common stock issued and outstanding as of December 31, 2012, which equals $1.42. This gives an approximate value per share of Value Trust to be distributed (in common stock of Global Trust) to Value Trust common stockholders. The number of whole shares of Value Trust that would result in a price for Global Trust shares that would be as close as possible to $10 per share was determined to be seven (7) shares of Value Trust common stock for one (1) share of Global Trust common stock, which would result in an estimated per share price of approximately $9.96 (i.e., $1.42 multiplied by seven (7) equals approximately $9.96 per share). Utilizing the foregoing methodology, the exact price per share of Global Trust will be determined by the Board of Global Trust or a duly appointed committee of the Board immediately prior to the Transaction.

Although the Applicants do not necessarily believe it to be the case, it is possible that Value Trust’s activities in the Transaction may be deemed to be underwriting shares of Global Trust’s common stock. Value Trust has a fundamental investment restriction stating that it will not “[u]nderwrite the securities of other issuers, or invest in restricted securities unless such securities are redeemable shares issued by money market funds registered under the 1940 Act” (the “Restriction”). Accordingly, Value Trust’s activities in the Transaction may be deemed to be in violation of the Restriction.

Value Trust’s fundamental investment restrictions, including the Restriction, cannot be changed without the affirmative vote of the holders of a majority of the Fund’s outstanding voting securities,4 which means that the Restriction may not be changed without approvals of the holders of a majority of the Value Trust’s outstanding shares of common stock. Value Trust intends to seek shareholder approval to amend the Restriction to state that Value Trust may not:

Underwrite the securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in selling portfolio securities and in connection with mergers, acquisitions, spin-off transactions and other reorganization transactions involving the Fund.

The Applicants will not rely on the order requested in this Application until the amendment to the Restriction is approved by the affirmative vote of the holders of a majority of Value Trust’s outstanding voting securities, as described above.

[4]	Defined for this purpose and under Section 2(a)(42) of the 1940 Act as the lesser of (i) 67% or more of the relevant shares of capital stock of Value Trust present or represented at a meeting of stockholders, at which the holders of more than 50% of the outstanding relevant shares of capital stock are present or represented, or (ii) more than 50% of the outstanding relevant shares of capital stock of Value Trust.

Stockholder approval of the Transaction will be sought at a special meeting of Value Trust stockholders anticipated to be held in the late spring or early summer of 2013. Stockholders of Value Trust will not vote unless and until the Commission issues an order granting the requested relief. The Proxy Statement/Prospectus seeking stockholder approval of the Transaction is expected to be sent to each stockholder in the spring of 2013.

The investment goals of Global Trust and Value Trust are substantially similar. The investment goal of Global Trust is long-term growth of capital. The investment goal of Value Trust is long-term capital growth. Unlike Value Trust, Global Trust may invest 100% of its net assets in non-U.S. securities, limited only by a non-fundamental policy that no more than 35% of Global Trust’s net assets can be invested in the securities of companies headquartered in developing countries. As a result, Global Trust over time may be expected to experience different investment results than Value Trust. As noted above, Global Trust is registered under the 1940 Act as a closed-end diversified management investment company, and the Adviser will serve as investment adviser to Global Trust. The investment advisory fee structures for Value Trust and Global Trust will be different. Under the investment advisory agreement entered into between Global Trust and the Adviser, the Adviser will manage the portfolio of Global Trust. The investment advisory agreement provides that Global Trust will pay the Adviser a fee at an annual rate of 1.25% of Global Trust’s average daily net assets, including the liquidation value of any preferred stock issued and outstanding, which reflects an advisory fee that is 0.25% higher than the base advisory fee rate paid by Value Trust to the Adviser.5 In contrast to Global Trust,

[5]	The base fee of Value Trust is a monthly fee equal to 1/12 of 1% (1% on an annualized basis) of the average of the Fund’s month-end net assets, including the liquidation value of any preferred stock issued and outstanding, for the rolling 60-month period ending with such month (the “performance period”). The base fee for each month is increased or decreased at the rate of 1/12 of 0.05% for each percentage point that the investment performance of Value Trust exceeds, or is exceeded by, the percentage change in the investment record of the S&P 600 SmallCap Index for the performance period by more than two percentage points. The performance
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Value Trust has a fulcrum fee determined by Fund performance that causes Value Trust’s annual fee to adjust up to 0.50% either above or below the base advisory fee. Also, the Adviser is not entitled to receive any fee for any month when the investment performance of Value Trust for the rolling 36-month period ending with such month is negative. For this reason, the annual advisory fee for Global Trust may be higher or lower than that of Value Trust.6 In addition, Value Trust’s base advisory fee is based on a percentage of the average of the Fund’s month end net assets, and Global Trust’s advisory fee will be based on a percentage of the Fund’s average daily net assets. Application will be made to list Global Trust’s shares of common stock for trading on the New York Stock Exchange.

The Board of Value Trust determined that the proposed Transaction will benefit the common stockholders of Value Trust.

The Board of Value Trust, including all of its Independent Directors, concluded that the Transaction will result in the following benefits to Value Trust stockholders:

1.              The common stockholders will receive shares of an investment company with a different risk-return profile from Value Trust, thereby providing common stockholders with the following alternatives: (a) retaining their shares in both Value Trust and Global Trust; (b) selling their Global Trust shares and retaining their Value Trust shares; or (c) selling their Value Trust shares and retaining their Global Trust shares. As a consequence, Value Trust’s common stockholders may more closely align their investment portfolio with their desired exposure to different segments of the market. Of course, if a stockholder sells his or her shares in either

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period for each such month is a rolling 60-month period ending with such month. The maximum increase or decrease in the base fee for any month may not exceed 1/12 of 0.5%. The Global Trust investment advisory fee is consistent with that charged by the Adviser for the open-end international and global funds that it advises.

[6]	For the three years ended December 31, 2012, the fee for Global Trust would have been higher than that of Value Trust.

Value Trust or Global Trust, the stockholder can be expected to incur brokerage commissions and such sale may constitute a taxable event for the stockholder.

2.              Shares of common stock of Global Trust will be issued at a much lower transaction cost to investors than is typically the case for a newly-organized closed-end equity fund since there will be no underwriting discounts or commissions. The Transaction will not result in an increase in the aggregate net assets of Value Trust and Global Trust.

3.              As a globally diversified Fund, Global Trust will afford stockholders the opportunity to seek the capital appreciation opportunities presented by foreign securities exposure. Under normal market circumstances, Global Trust will invest at least 65% of its net assets in equity securities of companies located in at least three countries outside of the United States. Global Trust also has a non-fundamental policy of investing no more than 35% of its net assets in securities of companies headquartered in “developing countries.” Of course, as a consequence of its investment policy, Global Trust will be exposed to a greater extent than Value Trust to the risks of foreign investments. Such risks include the fact that many foreign governments do not regulate stock exchanges to the same extent as does the United States government, foreign currency fluctuations could impact the value of assets, and clearance procedures may result in delayed payment when assets are sold.

The Board of Value Trust determined not to change the non-fundamental investment restrictions of Value Trust in a manner that would transform Value Trust into a global fund because, in their view, many Value Trust investors likely wish to retain their investment in a closed-end fund that invests primarily in U.S. small-cap stocks. Further, the fulcrum fee of Value Trust adjusts according to Value Trust’s performance against the S&P 600 SmallCap Index (the “S&P 600”). If Value Trust were to change its non-fundamental investment policies to allow a substantially greater percentage of its assets to be invested in foreign securities, then the S&P 600 might no longer be an appropriate benchmark upon which to base the performance portion of the fulcrum fee.

The Board of Global Trust, including the Independent Directors, in determining the advisory fee for Global Trust, considered the fact that a fulcrum fee structure similar to that used by Value Trust was not proposed for Global Trust due to the difficulty in selecting an appropriate international smaller cap benchmark. They also noted that Global Trust will be able to invest all of its assets in non-U.S. securities and that Value Trust only invests up to 25% of its assets in such securities, as well as the fact that the advisory fee to be paid by Global Trust is consistent with the fee charged by the Adviser for open-end international and global funds that it manages. Additionally, the Board, including the Independent Directors, noted that providing investment advisory services to Global Trust, which will invest a significant portion of its assets in non-U.S. small cap securities, is expected to be considerably more labor intensive and time consuming than providing investment advisory services to funds that invest primarily in non-U.S. larger capitalization securities.

Shortly before the date of the Transaction, the Adviser will review with the Boards of Global Trust and Value Trust, including the Independent Directors, the Unappreciated Equity Securities, if any, it recommends contributing in the Transaction, the methodology used by the Adviser in selecting Unappreciated Equity Securities to be contributed to Global Trust and those to be retained by Value Trust, the cost basis and current fair market value of each Unappreciated Equity Security to be contributed, the aggregate amount of Unappreciated Equity Securities to be contributed and the percentage of Value Trust’s entire portfolio and of its unappreciated common stock and preferred stock that the Unappreciated Equity Securities to be contributed constitute, and the percentage of Global Trust’s portfolio that the Unappreciated Equity Securities will constitute. The Adviser also will review with the Boards, including the Independent Directors, and the Boards will consider, the potential impact, if any, of the contribution of the selected Unappreciated Equity Securities on the aggregate management fee in respect of Value Trust and Global Trust to be paid to Royce. The Boards of Global Trust and Value Trust, including a majority of the Independent Directors will approve the contribution of the Unappreciated Equity Securities by Value Trust to Global Trust, including the methodology for selecting Unappreciated Equity Securities to be contributed, and the deliberations of the Boards in this regard will be set forth in the minutes of the Funds.

In selecting Unappreciated Equity Securities to be contributed to Global Trust in the Transaction, the Adviser will select only Unappreciated Equity Securities that are consistent with Global Trust’s investment goal, policies and restrictions. Consequently, it is anticipated that most of the Unappreciated Equity Securities contributed in the Transaction will be foreign securities. The Adviser, in selecting Unappreciated Securities to be contributed to Global Trust, will, in the exercise of its fiduciary responsibilities, act in a manner it believes to be in the best interests of both Funds.

Global Trust has been advised by counsel that the distribution of shares of Global Trust to the common stockholders of Value Trust likely will be a taxable event for Value Trust stockholders to some extent and a taxable event for Value Trust, but only to the extent that the value of Global Trust shares distributed exceeds Value Trust’s cost of such shares. Value Trust does not anticipate recognizing any significant taxable gain on its distribution of Global Trust shares because Value Trust does not expect the value of Global Trust shares to exceed significantly Value Trust’s cost of those shares. Specifically, the value of Global Trust shares will exceed Value Trust’s cost of those shares only to the extent that the value of the short-term fixed income instruments and Unappreciated Equity Securities, if any, contributed to Global Trust exceeds Value Trust’s cost of such short-term fixed income instruments and Unappreciated Equity Securities and no significant excess is expected. Further, the Transaction is not expected to increase significantly the total amount of taxable distributions received by Value Trust common stockholders for the year in which the Transaction is consummated because Value Trust distributes to stockholders each year substantially all of its taxable income and accordingly any taxable income included in the distribution of Global Trust shares would be distributed at some point during the year in any event.

The Board of Value Trust, including all of the Independent Directors, has considered the tax consequences of the Transaction and has determined that the benefits of the Transaction outlined above outweigh any adverse tax consequences to Value Trust and its common stockholders, particularly because such adverse tax consequences are expected to be minimal.

The costs of organizing Global Trust and effecting the distribution of Global Trust’s shares to Value Trust’s common stockholders, including the fees and expenses of counsel and accountants and printing, listing and registration fees, the costs of soliciting Value Trust’s stockholders’ approval of the Transaction, and the costs incurred in connection with this Application, are estimated to be approximately $700,000, and will be borne by the Adviser. Global Trust will incur operating expenses on an ongoing basis, including investment advisory fees and legal, auditing, transfer agency, and custodian expenses that, when aggregated with the fees payable by Value Trust for similar services after the distribution, will likely exceed the fees currently payable by Value Trust for those services. It is not expected that the Transaction will have a significant effect on the annual expenses of Value Trust as a percentage of its assets.

III.            Relief Requested

Applicants hereby request an order (i) pursuant to Section 12(d)(1)(J) of the 1940 Act granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) of the 1940 Act, (ii) pursuant to Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions.

A.            Section 12(d)(1)(A) and Section 12d(1)(C)

Section 12(d)(1)(A) of the 1940 Act places limitations on the ability of a registered investment company to acquire the securities of any other investment company and on the ability of any investment company to acquire the securities of a registered investment company. Specifically, the Section provides that:

It shall be unlawful for any registered investment company (the “acquiring company”) and for any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any other investment company (the “acquired company”) and for any investment company (the “acquiring company”) and any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any registered investment company (the “acquired company”), if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate-

(i) More than three per centum of the total outstanding voting stock of the acquired company;

(ii) Securities issued by the acquired company having an aggregate value in excess of five per centum of the value of the total assets of the acquiring company; or

(iii) Securities issued by the acquired company and all other investment companies (other than treasury stock of the acquiring company) having an aggregate value in excess of 10 per centum of the value of the total assets of the acquiring company.

Section 12(d)(1)(C) of the 1940 Act places limitations on the ability of an investment company to acquire the securities of a registered closed-end investment company. Specifically, the Section provides that:

It shall be unlawful for any investment company (the “acquiring company”) and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.

The proposed Transaction may be viewed as technically violating the above provisions even though the initial shares held by Value Trust will be Seed Capital Shares and Value Trust will own other shares of common stock of Global Trust for only a momentary period of time. At the time of the purchase of Seed Capital Shares and at the time of the transfer of Value Trust’s assets in return for shares of common stock of Global Trust, Value Trust will acquire greater than 3% of the voting stock of Global Trust (Value Trust will acquire 100% of such voting stock) and the value of Value Trust’s holdings of Global Trust common stock will exceed 5% of Value Trust’s Assets for a momentary period. As of December 31, 2012, the $100 million of Global Trust common stock represents approximately 9.2 % of Value Trust’s net assets. While there may be some change in the net asset valuation of Value Trust relative to the $100 million Global Trust common stock prior to the Transaction, it is anticipated that it is likely that Value Trust will exceed the permissible limits of Section 12(d)(1)(A) in purchasing Seed Capital Shares and making the above acquisition. In addition, since Global Trust is a registered closed-end investment company, the proposed Transaction can be viewed as technically violating Section 12(d)(1)(C), since it will own 100% of the voting stock of Global Trust, which is a closed-end investment company, prior to the distribution of the Global Trust Shares to Value Trust common stockholders in connection with the consummation of the Transaction.

There is an argument that, notwithstanding the foregoing, the proposed Transaction should be treated as excepted from the restrictions of Section 12(d)(1)(A) and Section 12(d)(1)(C) by Subsection (D) thereof. Subsection (D) excepts from those restrictions, among other things, any securities received as a result of a plan of reorganization of any company.7 However, the Transaction does not fall literally within the definition of a “reorganization” under Section 2(a)(33) of the 1940 Act. That Section defines a reorganization as:

(A) a reorganization under the supervision of a court of competent jurisdiction; (B) a merger or consolidation; (C) a sale of 75 per centum or more in value of the assets of a company; (D) a restatement of the capital of a company, or an exchange of securities issued by a company for any of its own outstanding securities; (E) a voluntary dissolution or liquidation of a company; (F) a recapitalization or other procedure or transaction which has for its purpose the alteration, modification, or elimination of any of the rights, preferences, or privileges of any class of securities issued by a company, as provided in its charter or other instrument creating or defining such rights, preferences, and privileges; (G) an exchange of securities issued by a company for outstanding securities issued by another company or companies, preliminary to and for the purposes of effecting or consummating any of the foregoing; or (H) any exchange of securities by a company which is not an investment company for securities issued by a registered investment company.

Exemptive relief is being requested because the exception is not literally applicable to the Transaction.

[7]	Specifically, Section 12(d)(1)(D) provides that “[T]he provisions of this paragraph (1) shall not apply to a security received as a dividend or as a result of an offer of exchange approved pursuant to section 11 or of a plan of reorganization of any company (other than a plan devised for the purpose of evading the foregoing provisions).”

B.             Section 17(a)

Section 17(a)(1) of the 1940 Act makes it unlawful, among other things, for any affiliated person of a registered investment company to sell any securities or other property to the registered company. Section 17(a)(2) of the 1940 Act makes it unlawful, among other things, for such an affiliated person to purchase securities or other property from the registered company.8

Section 2(a)(3) of the 1940 Act defines an affiliated person of another person to include, among others, “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; or (C) any person directly or indirectly controlling, controlled by or under common control with, such other person . . .”

Applicants are concerned that Value Trust may be viewed as an affiliated person of Global Trust under Section 2(a)(3) because Value Trust will own 100% of Global Trust’s voting securities until the consummation of the Transaction. Value Trust and Global Trust may also be viewed as affiliated persons of each other to the extent that they may be deemed to be under the common control of the Adviser.

[8]	As relevant here, Section 17(a) provides that:

It shall be unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B), or any affiliated person of such a person, promoter, or principal underwriter, acting as principal —

(1)     knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the director of a unit investment trust or periodic payment plan by the depositor thereof;

(2)     knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer), . . .

* * * *

Section 17(a) may be considered to prohibit the Transaction because of the above affiliations. That is, in the absence of an exemption under the rules adopted by the Commission under Section 17(a) or an exemptive order, Section 17(a)(1) would prohibit Value Trust’s sale to Global Trust of a portion of Value Trust’s assets and Global Trust’s sale to Value Trust of securities issued by Global Trust.

C.              Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit, among other things, transactions in which a registered investment company and any affiliated person of such a company may be deemed to be acting jointly and as principal.

Section 17(d) of the 1940 Act provides as follows:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B)), or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant. . . .

Rule 17d-1 provides, among other things, as follows:

(a)            No affiliated person of or principal underwriter for any registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B) of the Act) and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, and which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted, except that the provisions of this rule shall not preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.

As explained above, Global Trust and Value Trust may be viewed as affiliated persons of each other. Applicants request an order pursuant to Rule 17d-1 to the extent that the participation of Applicants in the Transaction may be deemed to constitute a prohibited joint transaction.

IV.          Justification for the Requested Relief

Applicants submit that the requested order would meet all applicable statutory standards. Set forth below is a discussion of each section of the 1940 Act relevant to this Application.

A.         Section 12(d)(1)(A) and Section 12(d)(1)(C)

Applicants are requesting an exemption pursuant to Section 12(d)(1)(J) of the 1940 Act from the provisions of Section 12(d)(1) and Section 12(d)(1)(C) of the 1940 Act, as described above. Section 12(d)(1)(J) provides that:

The Commission, by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors.

Applicants submit that the requested exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) meets the Section 12(d)(1)(J) standards.

The Transaction is consistent with the public interest in that, as explained above in connection with the description of the proposal, it is intended to result in a benefit to Value Trust’s present common stockholders, as well as to future common stockholders of both Value Trust and Global Trust.

In addition, the Transaction is consistent with investor protection. The provisions of Section 12(d)(1) are based primarily on Congress’ concern that: “(1) there is a danger of control by [a] fund holding company of portfolio companies of underlying mutual funds and, (2) there is a layering of costs to investors in terms of duplication of administrative expenses, sales charges and advisory fees.” H.R. Rep. No. 1381, 91st Cong., 2d Sess. 10 (1970). Section 1(b)(2) of the 1940 Act declares it against the public interest when, among other things, investment companies are “organized, operated or managed, or their portfolio securities are selected, in the interest of...other investment companies...” Section 1(b)(4) similarly declares it against the public interest to unduly concentrate control of investment companies through pyramiding. See also, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d. Sess. 311-324 (1966). Applicants submit, however, that none of these harms exist in the present situation.

There is no danger of control over Global Trust by Value Trust or of a layering of costs to stockholders of Value Trust. Indeed, ownership of Global Trust by Value Trust (other than the Seed Capital Shares) will exist for only an instant. In addition, the Transaction involves no layering of costs to stockholders, since Global Trust will not incur any advisory, administrative, transfer agency, custody or similar fees until after completion of the Transaction. In these respects, the proposed Transaction is of a similar (if not identical) nature to the types of transactions which Congress itself saw fit to except from Section 12(d)(1) through the enactment of Subsection (D) thereof.

B.              Section 17(a)

Applicants are requesting an exemption pursuant to Section 17(b) of the 1940 Act from the provisions of Section 17(a) of the 1940 Act in order to permit Applicants to effect the Transaction. Section 17(b) authorizes the Commission to issue such an exemptive order if three conditions are met:

(1)          the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)          the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in the registration statement and reports filed under the 1940 Act; and

(3)          the proposed transaction is consistent with the general purposes of the 1940 Act. Applicants submit that the Transaction satisfies the above conditions.

The terms of the Transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned. The proposed contribution by Value Trust of a portion of its assets to Global Trust in exchange for shares of common stock of Global Trust will be based on the value of such assets computed as of the close of trading on the New York Stock Exchange (generally 4:00 p.m.) on a business day to be selected by the Board of Value Trust (the “Valuation Date”), in the same manner as for purposes of the daily net asset value calculation for Value Trust. The Transaction will occur after the close of trading on the New York Stock Exchange on the Valuation Date. As noted above, it is anticipated that such assets will consist largely or exclusively of cash, short-term fixed income instruments and/or Unappreciated Equity Securities and thus will pose no issues with respect to valuation. Similarly, Global Trust shares distributed by Value Trust in the Transaction will be valued based on the value of Global Trust’s assets. “Value” for those purposes will be determined in accordance with the provisions of Section 2(a)(41) of the 1940 Act and Rule 2a-4 thereunder. Thus, among other things, portfolio securities of Value Trust contributed to Global Trust will be valued at market value if market quotations exist with respect to such securities, and for any other securities and assets, value will be determined in good faith pursuant to valuation policies and procedures adopted by the Board of Value Trust, including the Independent Directors. Since market quotations will exist for the Unappreciated Equity

Securities, if any, to be contributed by Value Trust to Global Trust, such securities will be valued at market value. The operation of the valuation policies and procedures of Global Trust with respect to the assets being contributed to Global Trust will be identical to the operation of the valuation policies and procedures of Value Trust with respect to such securities. In addition, since it is anticipated that the contributed assets will consist largely or exclusively of cash, short-term fixed income instruments and/or Unappreciated Equity Securities, it is not expected that material brokerage commissions or other expenses will be incurred as a result of the Transaction.

The Transaction will be consistent with the stated investment policies of Value Trust and Global Trust as fully disclosed to stockholders of Value Trust and as will be disclosed to stockholders of Global Trust. The distribution of Global Trust shares of common stock will not initially change the position of Value Trust’s stockholders with respect to the underlying investments that they then own; such investments will simply be held through two closed-end diversified management investment companies rather than one. The Proxy Statement/Prospectus of Value Trust and Global Trust is being used to solicit the approval of Value Trust stockholders of the Transaction at a vote to take place following the issuance of the exemptive order sought hereby. Such Proxy Statement/Prospectus will describe the investment goals and policies of Value Trust and of Global Trust, the management of Global Trust, and the terms of the Transaction. Thus, the Transaction, when effected, will be consistent with the prior disclosure provided to Value Trust stockholders regarding Global Trust. Moreover, Value Trust’s stockholders will have the opportunity to vote on the Transaction after having received all material disclosure concerning the Transaction.

The Transaction also is consistent with the general purposes of the 1940 Act. Section 1(b)(2) of the 1940 Act declares it against the public interest when investment companies are “organized, operated, managed or their portfolio securities are selected” in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. As explained above, the Transaction is being proposed to benefit Value Trust and its stockholders. The Board of each of Value Trust and Global Trust, including a majority of the Independent Directors of each Board, has each determined:

(1)          that participation in the Transaction is in the best interests of Value Trust or Global Trust, as applicable; and

(2)          that the interests of the existing stockholders of Value Trust or Global Trust, as applicable, will not be diluted as a result of its effecting the transactions; and

(3)          such findings, and the basis upon which the findings were made, will be recorded fully in the minute book of Value Trust or Global Trust, as applicable.

In making this determination, the Boards of each of Value Trust and Global Trust considered the following factors for their respective Fund: (i) the fees or expenses that will be borne directly or indirectly by the Fund in connection with the Transaction; (ii) the effect of the Transaction on annual Fund operating expenses and stockholder fees and services; (iii) changes in the Fund’s investment objectives, restrictions and policies that will result from the Transaction; (iv) direct and indirect federal income tax consequences of the Transaction to the Fund’s stockholders; (v) the potential benefits to the stockholders of the Fund as a result of the proposed Transaction; (vi) the terms and conditions of the proposed Transaction; (vii) the expenses that are anticipated to be incurred on an ongoing basis by the stockholders of the Fund; (viii) whether stockholders of the Fund will have the same stockholder services or gain the benefit of additional stockholder services, or whether existing services will be scaled back or eliminated as a result of the Transaction; (ix) anticipated asset levels of the Fund and future prospects of the Fund; (x) the identity of the portfolio managers of the Fund; and (xi) alternatives to the Transaction, such as conducting an underwritten initial public offering for a new fund similar to Global Trust or changing the non-fundamental investment restrictions of Value Trust in a manner that would transform it into a global fund.

C.          Section 17(d) and Rule 17d-1

Applicants request that an order be issued pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Rule 17d-1(b) provides that in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.”

The Board has determined that the Transaction meets the standards for an order pursuant to Rule 17d-1 for much the same reasons as discussed above with respect to the request for exemption from Section 17(a). The Transaction has been proposed in order to benefit the common stockholders of Value Trust as well as Global Trust. In addition, although the advisory fee for Global Trust will be different from Value Trust, and may at times be higher than Value Trust, neither the Adviser nor any other affiliated person of Value Trust or Global Trust will receive additional fees solely as a result of the Transaction. Although it is possible to argue that the creation of Global Trust may benefit the Adviser by providing it with a higher advisory fee in certain circumstances, the Board of Value Trust has determined that such result does not supply a benefit that could not have otherwise been achieved through an initial public offering of a global equity securities fund9 and that such benefit is both marginal and hypothetical in view of the fact that the assets of Value Trust to be contributed to Global Trust pursuant to the Transaction represent only approximately 9.2% of Value Trust’s net assets prior to the Transaction, as of

[9]	The Global Trust investment advisory fee is consistent with that charged by the Adviser for the open-end international and global funds that it advises.

December 31, 2012, and, as discussed above, the advisory fee paid by Value Trust under certain circumstances may be higher than that paid by Global Trust. In addition, by creating Global Trust through the Transaction, Value Trust is effectively enabling its common stockholders to receive securities without the costs associated with a public offering. Thus, the participation by Value Trust and Global Trust in the Transaction is on a basis no less advantageous than that of the Adviser. The costs of organizing Global Trust and effecting the distribution of Global Trust’s shares to Value Trust common stockholders, including the fees and expenses of counsel and accountants and printing, listing and registration fees, will be borne by the Adviser. The Adviser will also bear the costs of soliciting Value Trust stockholders’ approval of the Transaction and the costs incurred in connection with this Application. Under such arrangement, the shares of Global Trust will have the same net asset value as the amount of the distribution to the stockholders rather than a net asset value several cents per share less than that amount. The absence of any discrepancy between these amounts in Global Trust’s shares may support the pricing of such shares on the New York Stock Exchange.

Finally, the Transaction will not place any of Value Trust, Global Trust, or existing stockholders of Value Trust in a position less advantageous than that of any other participant. Value Trust’s assets contributed to Global Trust (and the shares of common stock received in return) will be based on their value as computed as of the close of trading on the New York Stock Exchange (generally 4:00 p.m.) on the Valuation Date in accordance with the requirements of the 1940 Act and pursuant to valuation procedures adopted by the Board of Value Trust.10 The shares of common stock of Global Trust will be distributed to Value Trust’s common stockholders on the same basis, leaving such stockholders in the same investment posture

[10]	Net asset value for the Value Trust is, and net asset value for Global Trust will be, calculated on a daily basis.

immediately following the Transaction as before, subject only to changes in market price of the underlying assets subsequent to the Transaction.11

V.           Applicable Precedent

The Commission has granted relief similar to that sought here to Gabelli Funds, LLC and the closed-end family it advises (the “Gabelli Funds”) on three separate occasions.12 Most recently, on June 28, 2007 The Gabelli Equity Trust Inc. (“Equity Trust”) effected a substantially similar transaction by contributing approximately $70 million of the net assets of Equity Trust to The Gabelli Healthcare and WellnessRX Trust (“Healthcare Trust”) in exchange for common shares of Healthcare Trust, of which Equity Trust owned 100% of the voting securities prior to the consummation of the transaction. Shares of Healthcare Trust were then distributed to stockholders of Equity Trust, as in the current Transaction. Both Equity Trust and Healthcare Trust were non-diversified closed end management investment companies, and each had as their primary investment objective long-term growth of capital. Healthcare Trust and Equity Trust had a common investment adviser, Gabelli Funds, LLC, and overlapping boards.

Equity Trust, Healthcare Trust and Gabelli Funds, LLC as joint applicants obtained an order under Section 17(b) of the 1940 Act granting an exemption for the distribution from Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 thereunder granting approval of certain potential joint transactions.13 Identical relief was sought and obtained in connection with the two earlier Gabelli Funds transactions.

[11]	The valuation procedures adopted by Global Trust do not differ from those adopted by the Value Trust. The assets under consideration for transfer by Value Trust to Global Trust will be valued in the same manner under either Fund’s procedures.

[12]	See Investment Company Act Release No. 20502 (August 25, 1994); Investment Company Act Release No. 23840 (May 14, 1999); and Investment Company Act Release No. 27823 (May 22, 2007). The relief sought and the transaction structure proposed by Applicants is similar to that approved in the above cited orders.

[13]	See Investment Company Act Release No. 27823 (May 22, 2007).

There are several differences between the Transaction and each of the three Gabelli Funds transactions, though none that would effect a determination under Section 17(a) or Section 17(d) and Rule 17d-1. In each of the three Gabelli Funds transactions, the legacy company and the new company had the same investment advisory fee while, as discussed above, the investment advisory fee for Value Trust and Global Trust are different. Further, in each of the three Gabelli Funds transactions one of the funds paid the costs relating to the transaction, while in the Transaction the Adviser will pay costs relating to the Transaction. Another difference between the Transaction and the Gabelli Funds transactions is that each newly-formed Gabelli Fund created in each transaction had a fundamental investment policy to concentrate in one or more industries. In the Transaction, the distinction between Value Trust and Global Trust is not by industry concentration, but rather that Value Trust cannot have a greater than 25% exposure to non-U.S. securities whereas Global Trust must have a greater than 65% exposure to non-U.S. securities.

None of the Gabelli Funds transactions requested an exemption from Section 12(d)(1) of the 1940 Act pursuant to Section 12(d)(1)(J), presumably because each Gabelli Funds transaction relied on a no-action letter granted to Gabelli Equity Trust on April 1, 1994 from the Office of Chief Counsel of the Commission’s Division of Investment Management stating that it would not recommend enforcement action to the Commission under Section 12(d)(1) if the Equity Trust proceeded with the transaction described therein (the “Gabelli Letter”). Because the facts of the Transaction are not identical to the facts in the Gabelli Letter in that, as discussed above, the investment advisory fee for Value Trust and Global Trust are different, Applicants are not relying on the Gabelli Letter. However, in Sci/Tech Holdings, Inc., et al. 1940 Act Releases Nos. 18390 (November 1, 1991) (notice of application) and 18423 (November 27, 1991)

(order)(“Sci/Tech”), Sci/Tech requested an exemption from, among other things, Section 12(d)(1) of the 1940 Act pursuant to Section 6(c) of the 1940 Act.14 Sci/Tech involved the transfer by an open-end investment company of a portion of its assets to a newly-formed, wholly-owned registered investment company and the subsequent distribution of the shares of the new company to shareholders of the parent company. As in Sci/Tech, because Value Trust’s ownership of Global Trust (other than Seed Capital Shares) will exist for only a moment of time, there is no danger of control by one fund over another fund or the layering of costs to stockholders.

There are several differences between the Transaction and Sci/Tech, though none that affect a determination under Section 12(d)(1)(J) of the 1940 Act. The purpose of the Sci/Tech transaction was to divide the company into two parts, with each resultant company investing in a specific sector: after the distribution, the legacy company would be primarily invested in the healthcare sector, and the new company would be invested primarily in the technology sector. A further difference is that in Sci/Tech, the advisory fees charged to both the parent company and the new company would not exceed that which was being charged to Sci/Tech before the distribution. Additionally, in the Sci/Tech precedent, after the distribution, the shareholders were allowed to exchange shares between the parent company and the new company without incurring any transaction costs, though such an exchange privilege is common in the case of open-end funds. Finally, Sci/Tech involved open-end investment companies, not closed-end investment companies, so no exemption from Section 12(d)(1)(C), as the Applicants are requesting hereby, was necessary.

[14]	The Sci/Tech order was granted pursuant to Section 6(c), but since Section 12(d)(1)(J) became part of the 1940 Act in 1996, Section 12(d)(1) orders are granted pursuant to this provision.

VI.           Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the cover page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Frank P. Bruno, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019-6018
(212) 839-5540

Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each of Value Trust, Global Trust, and the Adviser states that under the provisions of its Articles of Incorporation and By-laws or similar documents, responsibility for the management of its affairs and business is vested in its Board. Each of Value Trust, Global Trust and the Adviser represents that the person who signed this Application has been authorized to sign and file this Application in its name and on its behalf. As required under Rule 0-2(c)(1) of the 1940 Act, the following resolutions were adopted by the Board of Value Trust and remain in full force and effect:

RESOLVED, that the proper officers of Royce Value Trust, Inc. (the “Fund”) be, and each of them hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund, as such officers deem appropriate, an application for an order, and any amendment thereto, pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, Section 17(b) of the 1940 Act granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions to the extent necessary to permit the Fund to contribute a portion of its assets to Royce Global Value Trust, Inc. (“Global Trust”) and subsequently distribute all the shares of Global Trust to the Fund’s common stockholders; and be it further

RESOLVED, that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

The following resolutions were adopted by the Board of Global Trust and remain in full force and effect:

RESOLVED, that the proper officers of Royce Global Value Trust, Inc. (the “Fund”) be, and each of them hereby is, authorized to sign and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund, as such officers may deem appropriate, an application for an order, and any amendment to that application, pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, Section 17(b) of the 1940 Act granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions, to the extent necessary to permit Royce Value Trust, Inc. (“Value Trust”) to contribute a portion of its assets to the Fund and subsequently distribute all the shares of common stock of the Fund to Value Trust’s common stockholders; and be it further

RESOLVED, that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibits A-1, A-2 and A-3. The proposed notice of the proceeding initiated by the filing of the Application pursuant to Rule 0-2(g) under the 1940 Act is attached to this Application as Exhibit B.

VII.         Conclusion

On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 12(d)(1)(J) of the 1940 Act granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 thereunder, approving certain transactions. Applicants believe that the terms of the requested order are consistent with the standards enumerated in Sections 12(d)(1)(J), 17(b) and 17(d) of the 1940 Act and Rule 17d-1 thereunder.

Dated: March 6, 2013	ROYCE VALUE TRUST, INC.

	By:	/s/ John D. Diederich
Name: John D. Diederich
Title: Vice President

ROYCE GLOBAL VALUE TRUST, INC.

	By:	/s/ John D. Diederich
Name: John D. Diederich
Title: Vice President

ROYCE & ASSOCIATES, LLC

	By:	/s/ John D. Diederich
Name: John D. Diederich
Title: Chief Operating Officer

Exhibit A-1

VERIFICATION

State of New York	)
:ss.:
County of New York	)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Royce Value Trust, Inc., that he is the Vice President of such entity and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John D. Diederich

John D. Diederich

Exhibit A-2

VERIFICATION

State of New York	)
:ss.:
County of New York	)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Royce Global Value Trust, Inc., that he is the Vice President of such entity and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John D. Diederich

John D. Diederich

Exhibit A-3

VERIFICATION

State of New York	)
:ss.:
County of New York	)

The undersigned, being duly sworn, deposes and says that he is the Chief Operating Officer of such entity and that he has duly executed the foregoing attached application for and on behalf of Royce & Associates, LLC pursuant to the general authority vested in him as such officer. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John D. Diederich

John D. Diederich